Exhibit 99.2

WF HOLDING LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

EXTRAORDINARY MEETING OF MEMBERS – JULY 10, 2026 AT 10:00 AM LOCAL TIME

CONTROL ID:
REQUEST ID:

The undersigned, a shareholder of WF Holding Limited (the "Company"), does hereby appoint and authorize Chee Hoong Lew with the full power of substitution, to represent the undersigned and vote all of the ordinary shares of the Company held of record as of the close of business on June 29, 2026 with all of the powers that the undersigned would possess if personally present, at the Extraordinary Meeting of Members of the Company on July 10, 2026, or at any postponement or adjournment thereof. The undersigned hereby revokes all proxies previously given.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

↓ Please ensure you fold then detach and retain this portion of this Proxy ↓

VOTING INSTRUCTIONS
If you vote by phone, fax or internet, please DO NOT mail your proxy card.

MAIL:	Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope.
FAX:	Complete the reverse portion of this Proxy Card and Fax to **202-521-3464.**
INTERNET:	https://www.iproxydirect.com/WFF
PHONE:	1-866-752-VOTE(8683)

EXTRAORDINARY MEETING OF THE MEMBERS OF WF HOLDING LIMITED

PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

CONTROL ID:

REQUEST ID:

		FOR	AGAINST	ABSTAIN
Proposal 1	An ordinary resolution proposes increasing the Company's authorized share capital from USD 50,000 (200,000,000 ordinary shares) to USD 25,000,000,000 (100,000,000,000,000 ordinary shares) by creating an additional 99,999,800,000,000 ordinary shares at USD 0.00025 par value each.	☐	☐	☐
Proposal 2	An ordinary resolution proposes creating a new class of Class A shares with USD 0.00025 par value, each carrying 100 votes and being convertible into one ordinary share (including automatic conversion upon transfer to a non-affiliate), while ordinary shares continue to carry one vote each.	☐	☐	☐
Proposal 3	An ordinary resolution proposes, subject to prior approvals, redesignating and reclassifying the Company's authorized share capital to USD 25,000,000,000 comprising 90,000,000,000,000 ordinary shares and 10,000,000,000,000 Class A shares by redesignating 3,440,664 issued ordinary shares and 9,999,996,559,336 unissued ordinary shares into Class A shares on a one-for-one basis as part of a broader share restructuring.	☐	☐	☐
Proposal 4	By a special resolution, subject to prior approvals, the Company will adopt the second amended and restated memorandum and articles of association replacing the existing version in full to reflect the restructuring with immediate effect.	☐	☐	☐
Proposal 5	By an ordinary resolution, subject to prior approvals, the Company authorizes its directors and officers to execute all necessary actions, filings, and documents to implement Proposals 1 to 4 above, including updating shareholder records and issuing new share certificates.	☐	☐	☐
Proposal 6	By ordinary resolutions, subject to prior approvals, the Company will revise the Board's authority to implement share consolidations of ordinary shares and Class A shares within two years at ratios between 2-for-1 and 8,000-for-1, and ratify the remaining previously approved resolutions relating to share consolidations.	☐	☐	☐
Proposal 7	An ordinary resolution authorizes the meeting chair to adjourn the meeting if needed to obtain sufficient votes for Proposals 1–6, while granting the Board discretion to abandon the proposed share consolidation if it is not in the Company's and shareholders' best interests or if no ratio is determined within two years.	☐	☐	☐

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING: ☐

MARK HERE FOR ADDRESS CHANGE ☐ New Address (if applicable):

____

____

____

The board recommends voting 'FOR' Proposals 1, 2, 3, 4, 5, 6, and 7.

IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: _______________________, 2026

(Print Name of Shareholder and/or Joint Tenant)

(Signature of Shareholder)

(Second Signature if held jointly)